

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 13, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Richard E. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA   01440-3338

> **Re: Precision Optics Corporation, Inc.**
> **Form 10-K for fiscal year ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 1-10647**

Dear Mr. Forkey:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations for Fiscal Year ended June 30, 2009 compared to the Fiscal Year ended June 30, 2008, page 18

1.	Although we note your disclosure that "higher sales" impacted your revenues for the period, there is no indication of how unit volumes and/or changes in selling prices attributed to the increase. In future filings, please separately quantify the effects of volume and pricing changes on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 25

2.	We note that although you have included your financial statements for the fiscal year ended June 30, 2008, you have not included an audit report that covers these financial statements. Please amend your filing to include an audit report that covers the financial statements as of and for the fiscal year ended June 30, 2008. Refer to Rule 8-02 of Regulation S-X.

Note 2. 10% Senior Secured Convertible Notes, page 37

3.	We note your disclosure includes the conversion rate and how the proceeds were allocated between the notes and warrants based on relative fair values. However, in future filings, please provide a clear description of all the material terms of the convertible notes, including but not limited to, at whose option the notes are convertible, the conditions under which you or the holder may convert into common shares, and all conditions that may result in adjustments to the conversion rate, as well as any conditions under which you or the holder may accelerate payment of the notes. Please refer to the guidance provided in the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf .

Management's Annual Report on Internal Control over Financial Reporting, page 43

4.	We note your disclosure here related to management's report on internal control over financial reporting as of June 30, 2009. However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of June 30, 2009. While we note the phase "including internal control over financial reporting" included within the disclosure of your management's conclusion of your disclosure controls and procedures in the Evaluation of Disclosure Controls and Procedures section, please note that Item 308T of Regulation S-

K has a separate requirement from that of Item 307 of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures, and Item 308T of Regulation S-K requires you to provide management's annual report on internal control over financial reporting that includes management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Further, we note that while there is significant overlap between your disclosure controls and procedures and your internal controls over financial reporting it is unlikely that the two are identical or that all of your internal controls over financial reporting would represent a subset of your disclosure controls and procedures. For these reasons, the disclosure we referenced from the Evaluation of Disclosure Controls and Procedures section may not be appropriate and may be confusing to investors. Please amend your filing to provide management's conclusion regarding the effectiveness of your internal control over financial reporting as of June 30, 2009, preferably within Management's Annual Report on Internal Control over Financial Reporting, and revise your management's conclusion on your disclosure controls and procedures to remove the confusing language. Refer to Item 308T(a)(3) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 30 calendar days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Richard E. Forkey
Precision Optics Corporation, Inc.
April 13, 2010
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant